Exhibit 99.2

Relief Therapeutics Announces Implementation Timeline for Reverse Split of Ordinary Shares

GENEVA (May 3, 2023) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief Therapeutics), a biopharmaceutical company committed to delivering innovative treatment options with the potential for transformative outcomes to benefit those suffering from select specialty and rare diseases, today announced the implementation timeline for the reverse split of its ordinary shares, which was approved by shareholders at the Extraordinary General Meeting held on April 28, 2023.

•      May 4, 2023: Last trading day of old shares on SIX Swiss Exchange

•      May 5, 2023: First trading day of new shares on SIX Swiss Exchange

As previously communicated, shareholdings will be rounded down to the next lower whole number of new merged shares by applying the 400 to 1 exchange ratio. The resulting fractions will be compensated in cash at a fixed price corresponding to the three-day volume-weighted average price of the Relief Therapeutics share on the SIX Swiss Exchange prior to the reverse split.

Additional information on the reverse split is provided in a Q&A list available here.

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics’ portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ drug delivery platform technologies and a highly targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare metabolic disorders, rare skin diseases and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners. Our mission to provide therapeutic relief to those suffering from rare diseases is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Rome. Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Catherine Day

Vice President, Investor Relations & Communications

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, which could cause the actual results, financial condition, performance or achievements of Relief Therapeutics to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors including those described in Relief Therapeutics' filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC) could adversely affect Relief Therapeutics. Copies of Relief Therapeutics' filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.